EXHIBIT 99.1

Marine Harvest (OSE:MHG, NYSE:MHG):  Marine Harvest nominated to purchase farming assets on the East Coast of Canada

Marine Harvest is pleased to announce that we have been nominated by the Receiver of all the assets owned by the Gray Aqua Group of Companies ("the Company"), to purchase the Company. The acquisition price on a cash and debt free basis is CAD 15 million. The Company is based on the East Coast of Canada and is currently in receivership. The acquisition is important from a strategic point of view, as it further broadens Marine Harvest's global farming footprint in a country where we are already present on the West Coast. The market for salmon in North-East America continues to develop very favourably, and the acquisition represents as such a compelling value proposition.

The assets purchased include one hatchery in New Brunswick, two farming licenses in New Brunswick, seven farming licenses in Newfoundland, and one processing plant in Newfoundland. Currently no fish has been stocked in the above mentioned licenses. In addition, the Company has applied for 17 farming licenses in Newfoundland which are yet to be approved. Marine Harvest is looking forward to engage with the relevant authorities to secure additional farming locations as well as to establish new jobs in the local communities.

Marine Harvest will shortly start to detail a production plan and investment framework for the East Coast of Canada, including building an organisation capable to produce 15,000-20,000 tonnes gutted weight equivalent of salmon per annum.

Closing of the transaction is subject to signing a final purchase agreement as well as approval by the Court of Queen's Bench of New Brunswick.

For queries, please contact:

Alf-Helge Aarskog (CEO) +47 905 97 529
Ivan Vindheim (CFO) +47 958 71 310

Forward-looking Statements
This stock exchange announcement may be deemed to include forward-looking statements, such as statements that relate to the production capacity of the acquired assets, the expected harvest volume of the acquired assets and the expected closing of the transaction and its timing. Forward-looking statements are typically identified by words or phrases, such as "expect" and similar expressions or future or conditional verbs such as "may", "will", "should", "would", and "could". Forward-looking statements are Marine Harvest's current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties, including operational factors that may affect the production capabilities of the acquired assets and failure to satisfy conditions precedent for the acquisition. All forward-looking statements included in this release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.